SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)
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 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 8)1

                          HELIX TECHNOLOGY CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
     ----------------------------------------------------------------------
                         (Title or Class of Securities)

                                  423319-10-2
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
     ----------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
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         [X]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [_]   Rule 13d-1(d)


________________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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   CUSIP No. 423319-10-2              13G   Page  2  of 5 Pages


_______________________________________________________________________________
 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Memorial Drive Trust #04-2272266 Plan #001

_______________________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)
                                                        (A)
     N/A                                                (B)

_______________________________________________________________________________
 3   SEC USE ONLY


_______________________________________________________________________________
 4   CITIZENSHIP OF PLACE OR ORGANIZATION
     125 CambridgePark Drive, 6th Floor
     Cambridge, MA  02140

_______________________________________________________________________________
                   5    SOLE VOTING POWER
   NUMBER OF
    SHARES              347,550
  BENEFICIALLY    _____________________________________________________________
   OWNED BY        6    SHARED VOTING POWER
     EACH
   REPORTING            0
    PERSON        _____________________________________________________________
     WITH
                   7    SOLE DISPOSITIVE POWER

                        347,550
                  _____________________________________________________________
                   8    SHARED DISPOSITIVE POWER

                        0
______________________________________________________________________________
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     347,550
_______________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     N/A
_______________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.56%
_______________________________________________________________________________
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP
_______________________________________________________________________________


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   CUSIP No. 423319-10-2              13G   Page  3  of 5 Pages


ITEM 1(A).  NAME OF ISSUER:

            Helix Technology Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            9 Hampshire Street
            Mansfield, MA 02048

ITEM 2(A).  NAME OF PERSON FILING:

            Memorial Drive Trust ("MDT")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            125 CambridgePark Drive
            6th Floor
            Cambridge, MA  02140

ITEM 2(C).  PLACE OF ORGANIZATION:

            Massachusetts

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $1.00 par value

ITEM 2(E).  CUSIP NUMBER:

            423319-10-2


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   CUSIP No. 423319-10-2              13G   Page  4  of 5 Pages
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ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
            13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
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  (A) Broker or dealer registered under Section 15 of the Act.
  (B) Bank as defined in Section 3(a)(6) of the Act.
  (C) Insurance Company as defined in Section 3(a)(19) of the Act.
  (D) Investment Company registered under Section 8 of the Investment Company Act.
  (E) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
  (F) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
      Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
  (G) Parent Holding Company, in accordance with Rule 13d-1(b) (1)(ii)(G);  see Item 7.
  (H) Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
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ITEM 4.     OWNERSHIP:

  (a) Amount beneficially owned: 347,550 shares
  (b) Percent of class: 1.56%
  (c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 347,550
      (ii)  Shared power to vote or to direct the vote:  None
      (iii) Sole power to dispose or to direct the disposition of: 347,550
      (iv)  Shared power to dispose or to direct the disposition of:  None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY:

            Not applicable.




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   CUSIP No. 423319-10-2              13G   Page  5  of 5 Pages


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February   9, 1999
                                        --------------------------------
                                                 (Date)


                                            /s/ R. Schorr Berman
                                        --------------------------------
                                            Administrator and Chief
                                            Executive Officer